Item 77 M:  Mergers

On April 16, 2002 the Board of Trustees approved an Agreement and Plan of Reorganization (the "Plan") providing for the reorganization of the Lord Abbett Tax-Free Income Trust from a Massachusetts Business Trust (the "Massachusetts Trust") into a Delaware Business Trust (the "Delaware Trust"). On July 18, 2002, shareholders of the Lord Abbett Tax-Free Income Trust also approved the Plan. The Delaware Business Trust was formed on May 17, 2002. On July 22, 2002 the assets of the Massachusetts Trust were transferred to the Delaware Trust. The Massachusetts Trust was dissolved in the Commonwealth of Massachusetts on August 22, 2002.